UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           FAIRFIELD COMMUNITIES, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    304231301
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                                 (CUSIP number)

                              DANIEL E. REED, ESQ.
                          GREENBERG, TRAURIG, HOFFMAN,
                          LIPOFF, ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0827
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                DECEMBER 19, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

-----------------------------                            -----------------------
CUSIP NO.  304231301              SCHEDULE 13D           PAGE 2 OF __ PAGES
-----------------------------                            ----------------------

------- -----------------------------------------------------------------------
 1      NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RALPH P. MULLER
------- -----------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)
                                                                             [ ]
                                                                             (b)
                                                                             [ ]
------- -----------------------------------------------------------------------
 3      SEC USE ONLY


------- -----------------------------------------------------------------------
 4      SOURCE OF FUNDS

         OO
------- -----------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]

------- -----------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
----------------------------------- ------ ------------------------------------
            NUMBER OF                7     SOLE VOTING POWER          3,151,240
              SHARES
           BENEFICIALLY
             OWNED BY
               EACH
            REPORTING
            PERSON WITH
                                    ------ ------------------------------------
                                     8     SHARED VOTING POWER            6,500

                                    ------ ------------------------------------
                                     9     SOLE DISPOSITIVE POWER     3,151,240

                                    ------ -------------------------------------
                                    10     SHARED DISPOSITIVE POWER       6,500

------- -----------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,157,740
------- -----------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]
------- -----------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.06%
------- -----------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

         IN
------- -----------------------------------------------------------------------

1    SECURITY AND ISSUER.

     This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of FAIRFIELD COMMUNITIES, INC. ("Fairfield"). The executive offices of Fairfield Communities, Inc. are located at 2800 Cantrell Road, Little Rock, Arkansas.

2    IDENTITY AND BACKGROUND.

     Ralph P. Muller ("Muller") is a Florida resident. Mr. Muller resides at 64b S.E. 5th Avenue, Delray Beach, Florida 33483. Mr. Muller is currently a private investor and is not otherwise employed by any entity.

     Muller has not been convicted in a criminal proceeding in the last five years.

     During the last five years, Muller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws.

     Muller is a United States citizen.

3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 8, 1997, Fairfield signed a definitive Agreement and Plan of Merger (the "Merger Agreement") with FCVB Corp. ("FCVB"), a wholly-owned subsidiary of Fairfield, and Vacation Break U.S.A., Inc. ("VBUSA"). The Merger Agreement provided for the merger (the "Merger") of FCVB with and into VBUSA. Upon the consummation of the Merger which occurred on December 19, 1997 and pursuant to the terms of the Merger Agreement, each issued and outstanding share of common stock of VBUSA converted into .6075 share of Common Stock, the separate existence of FCVB terminated and VBUSA became a wholly-owned subsidiary of Fairfield. By virtue of Muller's holdings of VBUSA common stock immediately prior to the Merger, and pursuant to the Merger Agreement, Muller became the beneficial holder of 3,157,740 shares of Common Stock upon the closing of the Merger.

4    PURPOSE OF TRANSACTION.

     Muller has acquired the Common Stock in connection with the above-described merger transaction and not with the view to, or for resale in connection with, any distribution thereof. Muller has no present intention of selling, granting any participation in, or otherwise distributing the Common Stock.

     The shares of the Common Stock of Fairfield owned by Muller have been registered under the Securities Act of 1933, as amended.

5    INTEREST IN SECURITIES OF ISSUER.

     To the best knowledge of Muller, Muller is the beneficial owner of 3,157,740 shares of Common Stock or approximately 14.06% of the Common Stock currently outstanding. Muller has the sole power to vote and dispose of 3,151,240 of his shares of Common Stock and is deemed to share voting and dispositive power of 6,500 shares of Common Stock held in the name of Muller's wife.

6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          (i) Mr. Muller granted an option to Ms. Joyce North permitting her to acquire at her discretion 212,625 shares of Common Stock at a price per share of $8.22; and

          (ii) Mr. Muller is party to a certain Loan and Pledge Agreement with Morgan Stanley & Co. International Limited dated October 17, 1997 pursuant to which Mr. Muller has pledged an aggregate of 1,822,500 shares of Common Stock to secure a loan from Morgan Stanley & Co. Incorporated.

7    MATERIAL TO BE FILED AS EXHIBITS.

     Agreement and Plan of Merger by and among Fairfield, FCVB and VBUSA dated August 8, 1997

     Option Agreement between Ralph P. Muller and Joyce North

     Loan and Pledge Agreement between Morgan Stanley & Co. International Limited and Ralph P. Muller.

                                    SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             APRIL 1, 1998
                                             -----------------------
                                                 (Date)


                                             /s/ RALPH P. MULLER
                                             -----------------------
                                             Ralph P. Muller

                                INDEX TO EXHIBITS

EXHIBIT NO.                        DESCRIPTION              SEQUENTIAL PAGE NO.
-----------                        -----------              -------------------

    2     Agreement and Plan of Merger among Fairfield
          Communities, Inc., FCVB  Corp., and Vacation
          Break USA, Inc. Dated as of August 8, 1997
          (incorporated by reference from Appendix A to Fairfield Communities, Inc.'s Form S-4 filed on
          November 5, 1997 with the Commission)

    10.1  Option Agreement between Ralph Muller and
          Joyce North

    10.2  Loan and Pledge Agreement between Morgan Stanley
          & Co. International Limited and Ralph P. Muller